Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS GRANTED KEY PATENT FOR NOVEL ANTIBIOTIC SMT19969 FOR THE TREATMENT OF C. DIFFICILE INFECTION

Oxford, UK, 30 April 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection (“CDI”) announces that the United States Patent and Trademark Office has issued a patent that protects the use of SMT19969 in the treatment of CDI.

United States Patent number 8,975,416 is entitled “Antibacterial Compounds” and will provide a period of exclusivity for the use in the United States of the small molecule antibiotic SMT19969 in the treatment of CDI through until at least 1 December 2029. Patent protection has previously been granted for SMT19969 in the treatment of CDI in a number of other countries including Japan.

“The grant of this key patent for SMT19969 in one of the major commercial markets represents a critical component in our strategy for advancing this highly selective antibiotic for the treatment of CDI. SMT19969 has the potential to treat initial infection and reduce rates of disease recurrence by being highly sparing of healthy gut flora,” commented Glyn Edwards, Chief Executive Officer of Summit. “Through the grant of this patent the intellectual property estate protecting SMT19969 has been significantly strengthened as we continue to evaluate this promising antibiotic in Phase 2 proof of concept patient clinical trials. Data are expected from the trial in the second half of this year.”

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Notes to Editors

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly the wider community. It is a serious illness caused by infection of the colon by the bacteria C. difficile, which produces toxins that cause inflammation, severe diarrhoea and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that disrupt the natural balance of the gastrointestinal (gut) flora allowing C. difficile to flourish. Existing CDI antibiotics cause further damage to the gut flora and are associated with high rates of recurrent disease. This is the key clinical issue as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs. The economic impact of CDI is significant with acute care costs estimated at $4.8 billion in the US alone.

About SMT19969

SMT19969 is a novel, oral small molecule antibiotic that is being developed specifically for the treatment of CDI. Results from non-clinical efficacy studies show that SMT19969 combines potent bactericidal activity against C. difficile with high levels of antibacterial selectivity. A Phase 1 trial conducted in healthy volunteers showed SMT19969 to be well tolerated at all doses tested. In addition, a significant reduction in total clostridia but not in other bacterial groups was reported which demonstrated that SMT19969 was highly sparing of gut flora. The Phase 2 proof of concept trial (CoDIFy) is currently being conducted in North America.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

This announcement contains “forward-looking statements”, including, but not limited to, statements about the discovery, development and commercialisation of programme assets. These forward-looking statements are statements based on the Company’s current intentions, beliefs and expectations, which include, among other things, the Company’s results of operations, financial condition, prospects, growth, strategies and the industry in which the Company operates. No forward-looking statement is a guarantee of future performance and actual results could differ materially from those expressed or implied in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements or information. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These include but are not limited to: adverse results in clinical or preclinical development studies; delays in obtaining regulatory approval; failure to obtain patent protection for inventions; commercial limitations imposed by patents owned or controlled by third parties; being unable to secure partnership agreements to develop and commercialise programme assets; being unable to secure the necessary funding to conduct any proposed research and development studies; and the ability to retain and recruit key personnel. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based, except as required by applicable law.